Sun Life Financial Inc.

Form of Shareholder Proxy for the May 8, 2025 Annual Meeting

Sun Life

Your control number is:

The UNDERSIGNED common shareholder of **Sun Life Financial Inc.** (the "Company") appoints **Scott F. Powers, Chair of the Board**, or failing him, **M. Marianne Harris, Chair of the Governance Committee**, or failing her, a director of the Company appointed by the directors present at the meeting, or instead of the foregoing, ______________________________ as their proxyholder to attend, vote and act on their behalf at the Annual Meeting of the Company to be held on Thursday, May 8, 2025 and at any continuation of the meeting after any adjournment or postponement, to the same extent and with the same powers as if the undersigned were personally present.

A common shareholder has the right to appoint an alternate person or company by inserting the person or company's name in the space provided above. In addition, if your proxyholder wants to attend the meeting and vote your shares virtually, you or your proxyholder must obtain a new control number by calling 1 (866) 751-6315 (within North America) or 1 (416) 682-3860 (outside of North America) or by completing an online form at: tsxtrust.com/control-number-request by 5:00 pm (Toronto time) on Tuesday, May 6, 2025 from the Company's transfer agent and registrar, TSX Trust Company (TSX Trust). This new control number will allow your proxyholder to vote at the meeting. Without this new control number, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

The completed proxy form must be received by TSX Trust no later than 5:00 pm (Toronto time) on Tuesday, May 6, 2025 or, in the case of an adjournment or postponement of the meeting, by no later than 5:00 pm (Toronto time) on the date that is two business days before the meeting is reconvened.

More details can be found in the Management Information Circular of the Company dated March 14, 2025.

The directors and management recommend common shareholders vote **FOR** the matters below. The designated proxyholders intend to vote **FOR** the matters below:

1. Election of Directors

01	Deepak Chopra	☐ For ☐ Withhold	07	Stacey A. Madge	☐ For ☐ Withhold
02	Stephanie L. Coyles	☐ For ☐ Withhold	08	Helen M. Mallovy Hicks	☐ For ☐ Withhold
03	Patrick P. F. Cronin	☐ For ☐ Withhold	09	Marie-Lucie Morin	☐ For ☐ Withhold
04	Ashok K. Gupta	☐ For ☐ Withhold	10	Joseph M. Natale	☐ For ☐ Withhold
05	David H. Y. Ho	☐ For ☐ Withhold	11	Scott F. Powers	☐ For ☐ Withhold
06	Laurie G. Hylton	☐ For ☐ Withhold	12	Kevin D. Strain	☐ For ☐ Withhold

2. Appointment of Deloitte LLP as Auditor ☐ For ☐ Withhold

3. Non-Binding Advisory Vote on Approach to Executive Compensation ☐ For ☐ Against

Your Signature(s) *(all common shareholders named on proxy must sign)*

X

Date *(dd-mm-yyyy)*

– –

If you have questions regarding this proxy, please refer to the Voting section of the Management Information Circular.

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 8, 2025, and any continuation of the Annual Meeting after any adjournment or postponement thereof.

a) If the common shareholder intends to vote by proxy, they must sign and date this proxy form. If the common shareholder is a corporation, it must be signed by an authorized signing officer whose title should be provided.

b) If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c) Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxyholder reserves the right to vote for another nominee in their discretion unless the proxyholder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d) This form of proxy confers discretionary authority upon the proxyholder with respect to matters that may properly come before the meeting, including any amendments or variations to matters identified in the Notice of Meeting, to the extent permitted by law, whether the amendment, variation or other matter is routine or contested.

e) This proxy must be delivered in accordance with the provisions, including voting restrictions, set out in the Management Information Circular dated March 14, 2025.

f) An undated proxy is deemed to be dated on the day it was received by TSX Trust.

Instructions for Submitting Your Proxy

By Mail: Mark, sign, date and return in the envelope provided.

By Email: Mark, sign, date, scan and email both pages to proxyvote@tmx.com.

By Internet: Go to meeting-vote.com . You will need your control number printed on the front of this proxy form.

By Telephone: From Canada or the United States only, call 1 (888) 489-7352 (English and French). You will need your control number printed on the front of this proxy form.

THIS IS THE END OF THE PROXY FORM FOR THE 2025 ANNUAL MEETING.

GO DIGITAL! Sign up for our electronic delivery service.

Electronic Delivery of Documents

We are permitted to deliver our Management Information Circular and management's discussion and analysis to you through notice-and-access as described in the Circular. If you wish to receive other materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information by e-mail, you can provide your consent on-line at: tsxtrust.com/SL/GoDigital or by checking the box and providing your e-mail address below. We encourage you to take advantage of this service.

You may change your instructions at any time by writing to the Company's transfer agent, TSX Trust, at sunlifeinquiries@tmx.com. Please provide your instructions along with your name, address and Shareholder Account Number at the bottom of this form.

To: TSX Trust

❑ I wish to receive materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information required to be sent to shareholders, electronically. You will be notified by email when the documents are available on our website: sunlife.com.

My e-mail address is: ______________________________

The *Insurance Companies Act* (Canada) provides that you may also decline to receive annual financial statements, by mail or electronically, by providing written instructions. Please check the box below if you **do not** wish to receive future annual financial statements. If you do not provide instructions below, the annual financial statements **will** be sent to you.

❑ I do not wish to receive annual financial statements.

Shareholder's name and account number	
Your signature(s) *(all common shareholders named on proxy must sign)* X	**Date** *(dd-mm-yyyy)* – –

Request for delivery of financial statements

Supplementary Mail Form - Sun Life Financial Inc.

Sun Life

Dear investor:

Sun Life Financial Inc. publishes interim financial statements and the related management's discussion and analysis which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these documents by mail, you can either:

1. Complete and return this Supplementary Mail Form in the return envelope provided; or
2. Complete and mail this Supplementary Mail Form to our Transfer Agent at:

   TSX Trust Company
   301-100 Adelaide St West,
   Toronto, ON
   M5H 4H1

3. Sign up at: https://services.tsxtrust.com/financialstatements. Use the Sun Life Financial company code: 6981b.

If you do not provide instructions, the interim financial statements and related management's discussion and analysis will not be mailed to you. This card will be mailed to you annually.

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Please Print

Name: ______________________

____

Address: ______________________

____

____

____

Postal Code: ______________________

Signature: ______________________

Demande d'inscription à la liste d'envoi des états financiers

Formulaire d'inscription à la liste d'envoi supplémentaire – Financière Sun Life inc.

Sun Life

Madame, Monsieur,

La Financière Sun Life inc. publie des états financiers intermédiaires et le rapport de gestion connexe qui sont diffusés par communiqués de presse et sur Internet à l'adresse www.sunlife.com. Si vous désirez recevoir ces documents par la poste, vous pouvez en faire la demande de l'une des façons suivantes :

1. remplir ce Formulaire d'inscription à la liste d'envoi supplémentaire et le retourner dansl'enveloppe-réponse ci-jointe;
2. remplir ce Formulaire d'inscription à la liste d'envoi supplémentaire et l'envoyer parla poste à notre agent des transferts, à l'adresse suivante :

   TSX Trust Company

   301-100 Adelaide St West,

   Toronto, ON

   M5H 4H1
3. vous inscrire à l'adresse https://services.tsxtrust.com/etatsfinanciers, en indiquantle code de société de la Financière Sun Life : 6981b.

Si vous ne nous communiquez pas d'instructions à ce sujet, les états financiers intermédiaires et le rapport de gestion connexe ne vous seront pas transmis par la poste. Un formulaire d'inscription vous sera envoyé chaque année.

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Veuillez écrire en caractères d'imprimerie

Nom : ______________________

____

Adresse : ______________________

____

____

____

Code postal : ______________________

Signature : ______________________